RALLY

Purchase Agreement

As of August 20, 2020,

This purchase agreement (the “Purchase Agreement”) is made by and between RSE Archive, LLC, a Delaware limited liability company (“Purchaser”), and Julien Entertainment.com, Inc., a California corporation d/b/a Julien’s Auctions (“Julien’s”), with regard to the assets described below (each individually an “Asset”, collectively the “Assets”).

Key Deal Points:

1.At an auction conducted by Julien’s (the “Auction”), Purchaser was the winning bidder with respect to the Assets.

2.In accordance with the terms and conditions Purchaser entered into as a prerequisite to its participation in the Auction (the “Bidder Terms”), Purchaser agrees to pay the total purchase price for the Assets as indicated by Julien’s (“Purchase Price”). All terms and conditions of the Bidder Terms are incorporated herein by reference.

3.Purchaser shall pay to Julien’s the Purchase Price for the Asset(s), as outlined below.  Upon payment of the Purchase Price for the Asset(s), unless otherwise stated in the item description in the auction materials, Purchaser shall receive good and marketable title to the Asset(s), free and clear of all liens, pledges, encumbrances, claims, interests (including security interests), rights of first refusal or first offer, restrictions, charges of every kind and nature, whether arising by contract, operation of law or otherwise, and Purchaser shall be the rightful and sole owner of the Asset(s).

4.This Purchase Agreement may be modified or amended only with the prior written consent of both the Purchaser and Julien’s.

Asset(s):	Buzz Aldrin NASA Apollo 11 Space Flown Control Stick (RC#1)
Description:

The original secondary rotational attitude control stick (aka rotation hand controller - ROT or RHC) from the Apollo 11 command module Columbia (CSM-107) in 1969. This control handle, located near the right hand of astronaut and lunar module pilot Edwin “Buzz” Aldrin (positioned in the center couch of the command module) allowed navigation of the spacecraft’s attitude using roll, pitch, and yaw adjustments. The control column is fitted with a trigger switch for activating the headset microphone. Included is a custom-built wooden display mount with an Apollo 11 mission patch and the original parts removal tag (dated September 22, 1969) with matching serial numbers and official NASA stamps. Part number 10022865-101. Serial number 1012.

Total Purchase Price:	$250,000.00
Other Terms: Down Payment	$250,000.00 due on signing

Acknowledged and Agreed:

By: /s/ Christopher J. Bruno	By: /s/ Darren Julien
RSE Archive, LLC	Julien Entertainment.com, Inc., a California corporation d/b/a Julien’s Auctions
Name:Christopher J. Bruno	Name: Darren Julien
Title: President RSE Markets	Title: Authorized Person